Citigroup Managed Futures LLC
                         731 Lexington Avenue, 25th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated February 28, 2006 to the Partnership's prospectus dated June 30, 2005.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Daniel R. McAuliffe, Jr.
    ------------------------
    Daniel R. McAuliffe, Jr.
    Chief Financial Officer and
    Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                  February 2006

The redemption value for Citigroup Diversified Futures Fund L.P. was $921.37 per unit at the end of February, down 2.4% for the month and down 1.0% year to date.

The Fund was negative for the month of February as gains in stock indices and domestic fixed income markets were offset by losses on positions in currency, metal, energy and agricultural market sectors.

In currencies, losses were incurred as markets gyrated over speculation surrounding potential global interest rate moves, primarily in Japanese yen, as currency markets anticipated a potential shift in monetary policy. In addition, the dollar rose against the euro as comments made by new Fed Chairman, Ben Bernanke suggested further tightening by the Fed. In metals markets, both base and precious metal prices weakened during the month resulting in small givebacks of profits, mainly in gold and aluminum positions. Energy positions produced small losses as supply concerns eased and energy prices declined throughout the month. Short positions in natural gas produced gains as sustained weakness in natural gas prices were driven by above average temperatures in the northeast United States. In agricultural markets, a drop in coffee prices against the prevailing upward trend occurred as certain barriers to African exports were relaxed which impacted the Fund negatively.

Profits were earned in stock index trading which offset some of the month's losses. A combination of strong corporate earnings and solid consumer demand led to higher stock prices, especially in Europe. In fixed income markets, gains in the Eurodollar, reflecting correct positioning by the Fund for higher U.S. short term yields, were offset by losses in European sovereign markets as intermediate term yields in that region continued to gyrate.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.

As of February 28, 2006, advisors to the Fund are AAA Capital Management, Inc., Aspect Capital Limited, Capital Fund Management S.A., Drury Capital, Inc., Graham Capital Management L.P., John W. Henry & Company, Inc., Willowbridge Associates Inc., and Winton Capital Management Limited.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                           For the Period February 1,
                            Through February 28, 2006

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                      ----------
Realized gains from trading            $25,265,789       2.82%
Change in unrealized gains/losses
     from trading                      (43,356,589)     (4.84)
                                       -----------      -----
                                       (18,090,800)     (2.02)
Less, Brokerage commissions
     and clearing fees ($371,166)        4,649,950       0.52
                                       -----------      -----
Net realized and unrealized losses     (22,740,750)     (2.54)
Interest Income                          2,343,876       0.26
                                       -----------      -----
                                       (20,396,874)     (2.28)
Less, Expenses:
     Management fees                     1,440,597       0.16
     Incentive fees                        (57,401)     (0.01)
     Other expenses                         72,497       0.01
                                       -----------      -----
                                         1,455,693       0.16
                                       -----------      -----
Net loss                               (21,852,567)     (2.44)%
                                                        =====
Additions (35,088.0353 L.P. units
at January 31, 2006 net asset
value per unit of $943.94)              33,121,000
Redemptions (13,881.2215 L.P. units
at February 28, 2006 net asset
value per unit of $921.37)             (12,789,741)
                                       ------------
Decrease in net assets                  (1,521,308)
Net assets, January 31, 2006           881,340,583
                                       ------------
Net assets, February 28, 2006         $879,819,275
                                       ===========
Net Asset Value per unit
  ($879,819,275 / 954,945.7035 Units)       $921.33
                                             ======
Redemption value per unit (Note 1)          $921.37
                                             ======

Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $921.37.

The net asset value per unit of $921.33 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

 By: /s/ Daniel R. McAuliffe, Jr.
        ------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures
        General Partner, Citigroup
        Diversified Futures Fund L.P.